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                                October 5, 2023

       Manuel Garciadiaz
       Partner
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, New York 10017

                                                        Re: Davis Polk &
Wardwell LLP
                                                            Schedule 13E-3
filed September 13, 2023
                                                            SEC File No.
5-91698
                                                            Form F-4 filed
September 6, 2023
                                                            Filed by Vitru
Brazil Ventures, Holdings & Trade Inc.
                                                            SEC File No.
333-274353

       Dear Manuel Garciadiaz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the registration statement listed above.

       Schedule 13E-3 filed 9/13/2023 by Vitru Ltd. et al. and Form F-4 filed 9/6/2023 by Vitru Brazil
       Ventures, Holdings & Trade Inc.

       General

   1. All page and disclosure references in this letter refer to the disclosure in the registration statement on Form F-4
filed September 6, 2023 by Vitru Brazil Ventures, Holdings
                                                        & Trade, Inc. (SEC
File. No. 333-274353). Revisions made in response to these
                                                        comments should be made
to the disclosure in that registration statement and
                                                        accompanying
prospectus.
   2. Please revise to include a Special Factors section at the forepart of the prospectus containing the
information required by Rule 13e-3(e)(1)(ii) and Items 7, 8 and 9 of
 Manuel Garciadiaz
FirstName
Davis Polk LastNameManuel
           & Wardwell LLP Garciadiaz
Comapany
October    NameDavis Polk & Wardwell LLP
        5, 2023
October
Page 2 5, 2023 Page 2
FirstName LastName
         Schedule 13E-3.
3. Please revise the prospectus to fill in the blanks throughout, including for the exchange ratio in the Merger and the percentage of Vitru Cayman Shares held by officers and directors. Information that is subject to change may be bracketed. What vote is required to adopt the Proposals?, page xix

4. State whether any of the Proposals are conditioned on the approval of any other Proposals.
         and if not, what will happen if some but not all are approved. In addition, see our comment below regarding the need to summarize each Proposal and to explain why shareholders are being asked to approve both Proposals 1 (the Merger) and Proposal 2 (the
         Plan of Merger) as separate matters.
Merger Consideration, page 4

5. Revise generally to explain why Vitru Cayman shareholders will receive Vitru Brazil
         ADSs in the Merger even though the Deposit Agreement underlying those ADS will be terminated immediately and they will be dissolved. In addition, clarify whether only US shareholders of Vitru Cayman will receive ADSs but other shareholders will receive Vitru
         Brazil shares.
6. See our last comment. Explain how shareholders (including in particular, US shareholders) who receive ADSs and who want to hold the underlying Vitru Brazil shares
         (versus having the ADSs dissolved by the Depositary and having the underlying shares sold on the market) may do so. Summarize any limitations on holding or trading in direct share form, including trading on the Brazilian exchange.
Reasons for the Proposed Transaction, page 4

7. Revise the title of this subsection or expand the content to discuss the reasons for the transaction.
Deregistration of Vitru Brazil Shares, page 7

8. Expand to explain how the Merger in which Vitru Brazil Shares are being issued in exchange for Vitru Cayman Shares is "being undertaken for the purposes of causing the
         Vitru Brazil Shares... to become eligible for termination of registration...:" Explain specifically how it will cause that effect.
The Merger may not result in increased share liquidity for Vitru Cayman shareholders, page 9

9. The first sentence in this subsection states that Vitru Brazil "cannot predict whether a liquid market for Vitru Brazil ADSs will be developed and be maintained." However, earlier in the prospectus you state that the Deposit Agreement will terminate and the
         Depositary will liquidate the Vitru Brazil ADSs distributed in the Merger immediately after it is consummated. Further, you state there is no intention to list the ADSs on any
 Manuel Garciadiaz
FirstName
Davis Polk LastNameManuel
           & Wardwell LLP Garciadiaz
Comapany
October    NameDavis Polk & Wardwell LLP
        5, 2023
October
Page 3 5, 2023 Page 3
FirstName LastName
         exchange. Please revise to clarify to avoid confusing Vitru Cayman shareholders who will receive Vitru Brazil ADSs in the Merger about the possibility of a liquid market developing for the ADSs.
The timing of the Merger is subject to approval of the shareholders of Vitru Cayman..., page 9

10. Disclosure here states that the Merger "may be completed on terms that differ, perhaps substantially, from those described herein and in the Merger Documents." Please advise whether you will disseminate revised disclosure if the terms of the Merger change and when such changes could occur in relation to the shareholder vote. Vitru Brazil is a foreign private issuer and, as a result, in accordance with the listing requirements of the Nasdaq..., page 11

11. See our comments above. We note the disclosure on page 6 of the prospectus that the
         Vitru Brazil ADSs will not be listed on any exchange and the Vitru Brazil Shares will be listed only on the Brazilian B3 exchange. Therefore, please revise to clarify the references to the "Nasdaq rule" here and how they will apply to Vitru Brazil once Vitru
         Cayman is delisted after the Merger, given that Vitru Brazil Shares will not be listed on the Nasdaq.
Risk Factors Relating to the Vitru Brazil Shares and Vitru Brazil ADSs, page 12

12. Include a risk factor relating to the difficulties US and other Vitru Cayman shareholders may face in holding and trading a security that is only listed on a Brazilian exchange.
         This section should summarize the requirements to do so under Brazilian law and the rules of the B3 exchange. In addition, discuss the risks to those shareholders whose ADSs are liquidated if the underlying Vitru Brazil Shares are sold into a market that does not currently exist and the liquidity of which is not known.
Recommendation of the Vitru Cayman Board of Directors, page 24

13. We note the statement here that the Vitru Cayman board of directors has determined that
         "it" is "fair to and in the best interests of Vitru Cayman and its affiliated and unaffiliated shareholders." Revise to state whether Vitru Cayman believes the Merger is fair or unfair to the unaffiliated shareholders of Vitru Cayman. See Item 8 of
Schedule 13E-3 and Item
         1014 of Regulation M-A. Please make this change to address fairness to unaffiliated Vitru
         Cayman shareholders throughout the prospectus where similar statements appear, including at the bottom of page 24 and elsewhere. We note that the section entitled "Vitru
         Cayman's Reasons for the Merger " on page 31 addresses fairness to unaffiliated shareholders as a distinct group.
Resolutions to be Voted Upon, page 25

14. Expand to describe each Proposal and whether any Proposal is conditioned on approval of any other Proposal. If so, explain what will happen if only one such Proposal passes. If
 Manuel Garciadiaz
FirstName
Davis Polk LastNameManuel
           & Wardwell LLP Garciadiaz
Comapany
October    NameDavis Polk & Wardwell LLP
        5, 2023
October
Page 4 5, 2023 Page 4
FirstName LastName
         affiliates own any Shares, state what percentage of the vote is assured by virtue of their holdings. Your expanded disclosure should clarify the difference between Proposal 1
         (approval of the Merger and "the transactions contemplated thereby') and Proposal 2
         (approval of the Plan of Merger). With respect to Proposal 3 (approval of the authorized share capital of Vitru Limited), revise to explain the effect of this Proposal and why it is being put forth in connection with these transactions.
Background to the Merger, page 30

15. Currently, the disclosure in this section begins at the time the Proposed Transaction was presented to the board of directors of Vitru Cayman by senior officers: "On August 10,
         2023, the terms of the Proposed Transaction were introduced and explained to the board of directors of Vitru Cayman by senior officers of Vitru Cayman." This section should be significantly expanded to explain how and when the parties determined to engage in this restructuring, whether and how they investigated any alternatives available, and ultimately determined to pursue this Merger and to generally describe the time period before the terms of the Proposed Transaction were presented, when the board (or others) determined to consider a potential restructuring and how they reached the decision to do so. The role of major shareholders and other corporate insiders and affiliates of Vitru Limited (if any)
         in initiating, negotiating and structuring this going private transaction should be described.
Appraisal Report, page 31

16. Expand to provide the disclosure required by Item 9 of Schedule 13E-3 and Item 1015 of
         Regulation M-A, including a detailed summary of the appraisal report and information about its preparer (since it appears to be materially related to this going private transaction). Any contacts with the preparer and filing parties, including to present oral summaries or "reports," should be described in the Background section. In addition, the report should be filed as an exhibit to the Schedule 13E-3.
Vitru Cayman's Reasons for the Merger, page 31

17. Please discuss the reasons for the Merger (including the reasons for the timing), its purpose, effects, and alternatives considered. See Item 7 of Schedule 13E-3 and Item
         1013(a)-(d) of Regulation M-A. In addition, revise to include a reasonably detailed discussion of both the benefits and detriments of the Proposed Transaction on unaffiliated shareholders. See Instructions to Item 1013 of Regulation M-A. Please provide the same disclosure in the following section for Vitru Brazil.
18. Rather than simply listing factors the Vitru Cayman board considered in making its determination, describe how the board considered each to reach the recommendation to approve the Merger. For example, explain how the board considered "the extent to which market prices react to announcements and events concerning the company" and how that factored into its fairness determination. Provide the same expanded discussion for each
 Manuel Garciadiaz
Davis Polk & Wardwell LLP
October 5, 2023
Page 5
         of the factors listed here. Please include the same expanded disclosure in the next section for Vitru Brazil.
19. Provide the disclosure required by Item 8 of Schedule 13E-3 and Item 1014(d) and (e) of
         Regulation M-A. Provide the same disclosure as to Vitru Brazil in the next section.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263.



FirstName LastNameManuel Garciadiaz                            Sincerely,
Comapany NameDavis Polk & Wardwell LLP
                                                               Division of
Corporation Finance
October 5, 2023 Page 5                                         Office of
Mergers & Acquisitions
FirstName LastName